EXHIBIT H


                     FORM OF NOTICE OF PROPOSED TRANSACTIONS


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      ; 70-         )

Filings under the Public Utility Holding Company Act of 1935 ("Act")

Interstate Energy Corporation ("Interstate")
Alliant Industries, Inc. ("Industries")
Whiting Petroleum Corporation ("Whiting")

                    Notice of Proposal to Acquire Securities
                of Non-Utility Company and to Issue Common Stock

October   , 1998
        --

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
               , 1998 to the Secretary, Securities and Exchange Commission,
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Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.



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         Interstate, a registered holding company under the Act whose principal business address is at 222 West Washington Avenue, Madison, Wisconsin 53703-0192,1 Industries, a wholly-owned non-utility subsidiary of Interstate, and Whiting, a wholly-owned non-utility subsidiary of Industries (collectively, the "Applicants"), are requesting authority for various transactions, as described below, relating to the acquisition by Interstate of all of the issued and outstanding common stock of Golden Gas Production Company ("Golden Gas"), an Oklahoma corporation. Golden Gas is an independent oil and gas producer located in Tulsa, Oklahoma. Its assets consist primarily of interests in 240 gas and oil wells, most of which are in Oklahoma. Golden Gas operates 120 of these wells. Gas production accounts for 87% of the revenues of Golden Gas. For the year ended December 31, 1997, Golden Gas had revenues of $4.4 million and net income of $662,000. Golden Gas does not own or operate any facilities used for the distribution at retail of natural or manufactured gas.

         Whiting is also engaged in the business of purchasing, developing, and producing crude oil and natural gas. Since its organization in 1980, Whiting has grown primarily through the purchase and additional development of oil and gas producing properties. Over the past three years, acquisitions of producing properties by Whiting have totaled nearly $100 million. Whiting currently has an interest in 333 wells in Oklahoma and is operator of 29 wells. For the year ended December 31, 1997, Whiting had revenues of $69 million and net income of $12.8 million.

         Interstate, Whiting, Golden Gas and Alan R. Staab, sole shareholder of Golden Gas ("Shareholder"), have entered into an Agreement and Plan of Reorganization, dated September 15, 1998 (the "Agreement"), pursuant to which Interstate has agreed to acquire from Shareholder all of the issued and outstanding common stock of Golden Gas ("Golden Gas Stock") through a tax-free exchange of Interstate's shares of common stock, $01 par value per share ("Interstate Stock") under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. Once the transaction is completed, Interstate intends to contribute the Golden Gas Stock to Industries which, in turn, will contribute such shares to Whiting, which will thereafter manage the oil and gas assets of Golden Gas.

          Interstate requests authorization to issue the Interstate Stock in exchange for the Golden Gas Stock. In addition, to the extent that such transactions are not exempt pursuant to Rule 45(b) under the Act, Interstate and Industries request authorization to contribute the acquired shares of Golden Gas Stock to Whiting.

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         1 See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856
(April 14, 1998), 66 SEC Docket 2256. Interstate's public-utility subsidiaries are Wisconsin Power & Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities, Inc. (collectively, the "Operating Companies"). Together, the Operating Companies provide public-utility service to approximately 895,000 electric and 378,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois.

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         Under the Agreement, the parties have agreed that the value of the
Golden Gas Stock is $9,485,500, subject to certain adjustments that are specified in the Agreement (the "Agreed Value"). Interstate has agreed to exchange for the Golden Gas Stock a number of shares of Interstate Stock determined by dividing the Agreed Value by $32. In addition, if, on the date of closing, the Market Price of the Interstate Stock (defined as the mean average of the closing prices for the Interstate Stock for the first ten of the last fifteen trading days immediately prior to the closing date) is less than $32 per share, then, on the second anniversary of the date of the Agreement, Shareholder shall be entitled to receive an additional number of shares of Interstate Stock representing the difference, if any, between $32 per share and the greater of
(i) the average of the trading prices for Interstate Stock for the 90 days immediately preceding such second anniversary, or (ii) the Market Price; provided that in no event shall such difference exceed $4 per share. If the average of the closing prices for the Interstate Stock, as determined pursuant to (i), above, shall exceed $32, Shareholder shall not be entitled to any additional shares of Interstate Stock.

           Interstate has reserved 246,875 unissued shares of Interstate Stock to be exchanged at closing for the Golden Gas Stock, representing, on a pro forma basis, about .32% of the issued and outstanding shares of Interstate Stock as of July 31, 1998, and an additional 35,268 shares of Interstate Stock, representing the maximum number of shares of Interstate Stock required to be delivered to Shareholder on the second anniversary date of the Agreement in accordance with the computation described above. The shares of Interstate Stock issued in this transaction will be "restricted securities" within the meaning of the Federal securities laws and may be resold by Shareholder without registration under the Securities Act of 1933, as amended, only in accordance with Securities Act Rule 144.

         The Applicants state that the assets and operations of Golden Gas are quite similar to those of Whiting and will be incorporated into Whiting's existing business. As indicated, Whiting currently has an interest in 333 gas and oil wells in Oklahoma, and the acquisition of Golden Gas will provide Whiting with an interest in an additional 240 wells. The acquisition will approximately double Whiting's Oklahoma oil and gas reserves.

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         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                             Jonathan G. Katz
                                             Secretary